Exhibit 99.4

Earnings Presentation Q4 2024 27 February 2025 ● BW LPG Earnings Presentation

Disclaimer and forward-looking statements NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR IN TO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. BY ATTENDING THE MEETING WHERE THIS PRESENTATION IS MADE, OR BY READING THE PRESENTATION SLIDES, YOU ACKNOWLEDGE AND AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS. This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes. This presentation may not be reproduced or redistributed, in whole or in part, to any other person. Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward–looking statements. Forward–looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward”. These forward–looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies. Forward–looking statements include statements regarding: objectives, goals, strategies, outlook and growth prospects; future plans, events or performance and potential for future growth; liquidity, capital resources and capital expenditures; economic outlook and industry trends; developments of BW LPG’s markets; the impact of regulatory initiatives; and the strength of BW LPG’s competitors. Forward–looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The forward–looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties. Although BW LPG believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. Forward–looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of BW LPG or the industry to differ materially from those results expressed or implied in this presentation by such forward–looking statements. No representation is made that any of these forward–looking statements or forecasts will come to pass or that any forecast result will be achieved and you are cautioned not to place any undue influence on any forward–looking statement. 2 No representation, warranty or undertaking, express or implied, is made by BW LPG, its affiliates or representatives as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever. Neither BW LPG nor any of its affiliates or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss whatsoever and howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation. All information in this presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice. In giving this presentation, none of BW LPG, its affiliates or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any information or to correct any inaccuracies in any such information. The information contained in this presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation. The contents of this presentation are not to be construed as legal, business, investment or tax advice. Each recipient should consult its own legal, business, investment or tax adviser as to legal, business, investment or tax advice. By attending this presentation you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG. This presentation must be read in conjunction with the recent financial information and the disclosures therein. A number of measures are used to report the performance of our business, which are non-IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE). These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q4 2024 Interim Financial Report and BW LPG’s Registration Statement on Form 20-F. Neither this presentation nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction. The securities referred to herein may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). BW LPG does not intend to register any part of any offering in the United States or to conduct a public offering in the United States of the shares to which this presentation relates. In the EEA Member States, with the exception of Norway (each such EEA Member State, a “Relevant State“), this presentation and the information contained herein are intended only for and directed to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”). The securities mentioned in this presentation are not intended to be offered to the public in any Relevant State and are only available to qualified investors except in accordance with exceptions in the Prospectus Regulation. Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it. In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are (i) persons who fall within the definition of "investment professional" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who fall within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in (i), (ii) and (iii) above together being referred to as “Relevant Persons”). This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons.

Agenda 01 Highlights 02 Market 03 Performance 04 Q&A

2024 Q4 highlights and market outlook

Commercial Performance	
$37,900 TCE income – Shipping per available day	**$36,700** TCE income – Shipping per calendar day
96% Fleet utilisation	**3%** Technical offhire

Financial Performance	
$40M Net profit after tax	**$0.22** Earnings per share
$603M Available liquidity	**33%** Net leverage ratio

Return to Shareholders	
$0.42 Dividend per share	**9%** ROE (annualised)
14% Annualised Dividend Yield	**123%** 2024 Payout Ratio Shipping NPAT[2]

Highlights and Subsequent Events

- TCE income – Shipping Q4 2024 was US$37,900 per available day and US$36,700 per calendar day.
- The Company declared a Q4 2024 cash dividend of US$0.42 per share. This dividend consists of 75% of Shipping NPAT[2] Q4 2024, in addition to dividends declared from BW Product Services.
- Completion of the acquisition of 12 modern VLGCs from Avance Gas Holdings Ltd. ("Avance Gas"). The deal was partially funded through the issuance of 19.282 million new BW LPG shares. Following the issuance of the new shares, the total number of issued and outstanding shares of BW LPG is 159.282 million and 151.538 million, respectively.
- BW Kizoku was delivered to BW LPG in February 2025, following the declaration of purchase option for a consideration of US$69.8 million.
- Exercised the purchase option for BW Yushi for a consideration of about US$70 million with an estimated delivery in Q2 2025.
- Concluded the sale and delivery of BW Cedar in February 2025, generating about US$65 million in proceeds and a net book gain of US$32 million.
- 31% of fleet exposure covered by time charter out at US$44,800 per day, and 2% covered by FFA hedges at US$50,600 per day for calendar year 2025.

Market Outlook

While fluctuations in spot rates should be expected in the VLGC market, we view the prevailing market fundamentals as supportive, while we recognize the increased political and legislative uncertainty.

- Expect US Gulf Coast VLGC loadings to improve as winter conditions dissipate.
- Additional terminal export capacity coming on stream from Energy Transfer and Targa later this year will increase seaborne trade of LPG.
- Qatar's expansion of its North Field will also yield additional LPG volumes in coming years.
- The Panama Canal is currently operating its new locks at or near full capacity. Its limited capacity of ten transits in total per day leaves it sensitive to minor increase in traffic and increased inefficiencies.
- 80 VLGCs are scheduled for dry docking this year, absorbing capacity from the total fleet of ~403 VLGCs.
- Demand is expected to continue to grow in the main LPG importing regions, especially China where additional PDH plants will increase LPG offtake capacity in coming years.
- The Houston-Chiba FFA market for CAL2025 is currently trading at ~US$ 43,000 per day, albeit with limited liquidity.

TCE per day presented is for the Shipping Segment

1. This does not constitute an offer to sell or the solicitation of an offer to buy any securities of BW LPG nor shall there be any sale of any securities of BW LPG in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
2. Shipping NPAT is calculated as profit attributable to equity holders of BW LPG Q4 2024: US$30.9 million (2024: US$354.3 million), minus BW LPG's share of BW PS' net profit/(loss) after tax Q4 2024: US$2.8 million (2024: US$82.5 million).

BW LPG

4

Market 5 02

0 10 20 30 40 50 60 70 80 2024 2025 Spot rate FFA 102 95 100 115 69 71 69 62 54 46 46 57 35 35 39 41 1Q24 2Q24 3Q24 4Q24 EHT ET: Nederland Targa: Galena Park P66: Freeport Corpus Christi Spot market snapshot – Winter to fade, exports to rise 6 US Gulf terminals picking up the pace as winter weather subsides US – Far East spot rates TCE US$‘000/day US Gulf VLGC loadings #loadings (2024-2025) Q4 2024 review Spot rates were relatively stable Exports recovered with strong December loadings Growth ahead More export capacity coming in the US Gulf Gas projects in Middle East to raise LPG output FFA market reflecting upside to current rates, but with limited liquidity Winter season Cold weather and fog have impacted US loadings so far in Q1 2025 Panama Canal operating near full capacity Sources: S&P, Bloomberg, BW LPG US-Far East spot rates as of 24 February, FFA BLPG3 VLSFO fuel N. America and Middle East LPG exports Million tons (VLGC only) 52 57 62 64 67 38 40 42 44 46 2023 2024 2025E 2026E 2027E North America Middle East 262 250 255 278

Substantial LPG export expansion coming on stream in next three years

US terminal expansion plans are driving the increase in LPG export capacity, coincides with VLGC newbuilding deliveries in 2026-2028

New LPG export capacity projects in North America and Middle East


Million tons per year
~+45%[1]
114
68
North America[2]
46
Middle East
2024[3]
7.4
US:
Energy Transfer
Nederland
Flexport
Mid 2025
Flex capacity
LPG/ethane
0.6
US:
Targa
Galena Park
Q4 2025
2025
4.2
Qatar:
North Field East
2026
10.6
US:
Enterprise
Neches River[4]
1H 2026
Flex capacity
LPG/ethane
8.8
US:
Enterprise
EHT Expansion
YE 2026
1.6
Canada:
REEF
YE 2026
2026
2.0
Qatar:
North Field South
1H 2027
3.9
US:
Targa
GPMT Expansion
Q3 2027
2027
11.8
US:
ONEOK / MPLX
Q1 2028
2028
165
18
Flex capacity
LPG/ethane
147
113
North America[2]
52
Middle East
Expected LPG export capacity in 2028

Strong growth potential

North America is expected to see significant growth of up to ~66% in LPG export capacity from 2024 to 2028, if flex capacity is in full LPG service

Terminal flexibility

Energy Transfer's Nederland and Enterprise's Neches River[4] - option to switch between LPG and ethane

Canada expanding capacity

AltaGas' Ridley Island Energy Export facility (REEF) to come on stream near year-end 2026

North Field Expansion

Qatar's North Field will primarily produce natural gas, but also increase output of LPG

Sources: Energy Transfer, Enterprise, ONEOK, AltaGas, Argus, BW LPG
1: Assuming flex capacity is in full propane service
2: North America = United States and Canada
3: 2024 LPG export capacity is defined as the total LPG export across all vessel sizes from North America (including US and Canada) and the Middle East
4: Phase 2

BW LPG
7

13.7 13.6 14.4 15.4 16.7 2023 2024 2025E 2026E 2027E 18 21 22 22 23 2023 2024 2025E 2026E 2027E 33 36 40 44 47 2023 2024 2025E 2026E 2027E Strong and sustained demand growth in Asia 8 Asian demand absorbs increase in exports from the US and the Middle East, with continued growth expected in the coming years China LPG imports Million tons India LPG imports Million tons South-East Asia LPG imports Million tons Sources: NGLS, Vortexa, 1: CRISIL (S&P Global) 2: For the full year 2024, VLGC only Reliance on US exports 51% of imports originate from US New PDH plants continue to drive China’s LPG demand LPG demand from PDH plants is projected to nearly double by 2035 Growth in LPG consumption increasingly dependent on imports The share of LPG consumption imported increased from 40% in 2013 to 64% in 20231 ~40% of India’s LPG imports are lifted on VLGCs Reports about India potentially importing energy from the US in the future to diversify its supply sources Large volumes from the US 36% of imports originate from US2 Significant growth Imports from South-East Asia expected to grow 23% from 2024 to 2027

69% 16% 6% 9% 0-15 years 15-20 years 20-25 years 25 years + 14 4 3 3 1 1 1 4 4 3 3 3 9 7 8 11 13 8 4 2 1 1 1 2 1 2 3 2 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 4Q26 1Q27 2Q27 3Q27 4Q27 1Q28 2Q28 3Q28 4Q28 Existing Newbuild - Ammonia Newbuild - Non-ammonia VLGC fleet and newbuildings 9 Modest fleet growth over the next 18 months Sources: BW LPG, Clarksons 1: Total VLGC fleet on water (not including orderbook) 2: Since last quarter 3: Non-ammonia specifications VLGC fleet profile and newbuilding market 403 total VLGC fleet1 ~$121M VLGC delivery year for newbuild contracts 2027 Established shipyards Current VLGC dual-fuel newbuild price3 Quarterly delivery schedule # of VLGCs Total orderbook number 94 Number of dry docks in 2025 80 ~20% committed to captive trade Orderbook changes2 : 2027: 3 more VLGCs 2028: 2 more VLGCs Fleet growth next 18 months represent ~5% of current fleet

Performance 10 03

2025 % of total Fleet Revenue/ (Cost) in $M Average day rate TC out 12% $86 $44,800 TC in 12% ($64) $33,100 Net $22 Remaining TC out 19% $137 $44,800 Shipping – Performance 11 Achieved 96% fleet utilisation generating TCE income - Shipping of $37,900 per available day 2024 Q4 performance Q1 2025 ▪ Fixed ~91% of our available fleet days at an average rate of ~$36,000 per day4 Guidance 2025 Charter portfolio ▪ 31% covered by TC out at $44,800 per day ▪ 2% covered by FFA hedges at $50,600 per day 3% 97% TCE income by calendar days $36,700/ day1 Technical Offhire Available days 38% 61% TCE income by available days $37,900/ day2 $35,4002 (incl. waiting time and FFA) Spot $31,6003 (excl. waiting time and FFA) Time Charter $41,900 Waiting 1% 1. TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2. TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3. TCE rates per day are exclusive of both commercial waiting and technical offhire days 4. Discharge to discharge basis

Product Services – Performance

Strong realisation of profits offset partially by net change in valuation of open cargo positions

2024 Q4 Performance

$15M
Gross Profit[1]

$3M
Net Profit

$130M
Net asset value End of Q4

$7M
Average VAR

14%
BW LPG VLGC cargoes lifted by BW PS

Book Equity ($m)



127.9
58.9
(71.2)
27.4
(13.3)
129.7
Q4 Net profit: $3.4M
Net assets Q3 2024
Realised positions
Unrealised cargo
Unrealised paper
Other expenses 2
Net assets Q4 2024

[1]Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' lease-in vessels

[2]Included within Other expenses, ~$1.5M effects relating to currency translation of foreign operations which is not part of Net profit

BW LPG

12

Financial highlights

Low leverage, strong liquidity, ready for growth opportunities

Key Financials Q4 2024 (USD million)

Income Statement	
Profit after tax	$40
Profit to equity holders	$31
Earnings per share[1]	$0.22
Dividends per share	$0.42
Balance Sheet	
Total assets	$3,320
Total liabilities	$1,383
Total shareholders' equity	$1,937

Financial Ratios Q4 2024

Earnings Yield[2] (annualised)	8%
Dividend Yield[3] (annualised)	14%
ROE[4] (annualised)	9%
ROCE[5] (annualised)	7%
Net leverage ratio[6]	33%

1. EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period
2. Earnings yield: EPS divided by the share price at the end of the period in USD terms
3. Dividend yield: Annualised dividend divided by the share price in USD on 25th Feb 2025
4. ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
5. ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders' equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
6. Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cashflows
7. Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet
8. All-in cash breakeven: Operating cash breakeven including capex (maintenance and drydock)

Dividends per Share



$0.15
$1.91
$1.46
$0.09
$0.85
$0.84
$0.56
$1.28
$3.46
$2.42
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Shipping Per Day Statistics (USD/Day)

FY 2024 Daily TCE Income	$47,400
FY 2024 Daily OPEX	$8,300
FY 2025 Operating cash breakeven[7]	
Owned	$19,800
Total fleet	$22,200
FY 2025 All-in cash breakeven[8]	$25,600

BW LPG

13

US$ million As of 31 Dec 2024 Undrawn amount under revolving credit facility 371 Cash1 232 Total available liquidity 603 SLB (o/s $129M) $221M ECA (o/s $45M) $198M Term Loan (o/s $100M) $946M Revolving Credit Facilities (RCF) Drawn RCF (o/s $575M) Undrawn RCF - $371M Outstanding Debt - $849M Financial – Financing structure and repayment profile 14 Ample liquidity of $603M with long-dated repayment profile Trade financing structure2 Total Available Liquidity 1. Cash presented excludes $48M held in broker margin accounts 2. Excludes other lease liabilities, capitalised fees, and interest payable, as of 31 Dec 2024 Ship financing structure2 205 121 55 85 457 0 50 100 150 200 250 300 350 400 450 500 2025 2026 2027 2028 2029 onwards USD millions $796M Trade Finance Facilities - o/s $74M $198M BW LPG India Term Loan - o/s $100M Revolving Credit Facilities (RCF) - o/s $575M $221M ECA - o/s $45M Sale & Leaseback - o/s $129M Repayment profile2 Letter of credit $94M Drawndown $74M $796M Trade Finance Facilities Unutilised Facilities - $628M Utilised Facilities - $168M

Q&A 15 04

Q&A CEO Kristian Sørensen CFO Samantha Xu

Contact us Investor Relations investor.relations@bwlpg.com Ticker (OSE) / Ticker (NYSE) BWLPG / BWLP LinkedIn linkedin.com/company/bwlpg Telephone +65 6705 5588 Website https://investor.bwlpg.com Address 10 Pasir Panjang Road Mapletree Business City #17 -02 Singapore 117438 17

Appendices 18 05

52 VLGCs and 2 LGCs operated by BW LPG as of 13 February 2025

30 BW LPG 100% ownership

Name	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Kizoku [1]	2019	Mitsubishi H.I.
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Pampero	2015	Jiangnan
BW Orion	2015	Hyundai H.I.
BW Chinook	2015	Jiangnan
BW Libra	2015	Hyundai H.I.
BW Levant [1]	2015	Jiangnan
BW Breeze [1]	2015	Jiangnan
BW Sirocoo [1]	2015	Jiangnan
BW Passat [1]	2015	Jiangnan
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Carina [1]	2015	Hyundai H.I.
BW Mistral [1]	2015	Jiangnan
BW Monsoon [1]	2015	Jiangnan
BW Aries [1]	2014	Hyundai H.I.
BW Kyoto	2010	Mitsubishi H.I.

8 BW LPG Time charter/bareboat in

Name	Year	Shipyard
BW Capella [3]	2022	DSME
BW Polaris [3]	2022	DSME
BW Yushi [1]	2020	Mitsubishi H.I.
Gas Zenith [1]	2017	Hyundai H.I.
Oriental King	2017	Hyundai H.I.
Doraji Gas	2017	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

7 BW LPG India 52% ownership

Name	Year	Shipyard
BW Pine	2011	Kawasaki S.C.
BW Lord	2008	DSME
BW Tyr	2008	Hyundai H.I.
BW Loyalty [1]	2008	DSME
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.

9 Operated

Name	Year	Shipyard	Beneficiary
Gas Jupiter	2023	Jiangnan	Sinogas Maritime
Kaede	2023	Hyundai H.I.	Product Services
Gas Venus	2021	Jiangnan	Sinogas Maritime
Gas Gabriela [1]	2021	Hyundai H.I.	Product Services
Reference Point [1]	2020	Jiangnan	Product Services
Clipper Wilma [1]	2019	Hyundai H.I.	Product Services
BW Tokyo	2009	Mitsubishi H.I.	Exmar
Denver [2]	2009	Hyundai H.I.	Product Services
Helsinki [2]	2009	Hyundai H.I.	Product Services


22
POWERED BY LPG
Vessels with dual-fuel propulsion technology


15
Vessels retrofitted with scrubber technology


17
Vessels on compliant fuels

1. Vessels with scrubbers installed
2. LGC (Large Gas Carrier)
3. Bareboat charter

BW LPG

19

2025 Time charter % of total Revenue/ Average Fleet (Cost) in $M day rate TC out 12% $86 $44,800 TC in 12% ($64) $33,100 Net - $22 Remaining TC out 19% $137 $44,800 1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days 2. Majority of the TC in contracts will end in 2025 with the last TC in contract ending in Q1 2026 VLGC charter portfolio overview 20 Time charter-out coverage for 2025 at 31% at an average rate of $44,800 per day Revenue in USD millions % of total available days of the whole fleet Cost in USD millions % of total available days of the whole fleet Avg. TC out rate Avg. TC in rate Time charter-out Time charter rate (US$ thousands / day) Time charter-in Net time charter position $223 $158 31% 25% 2025 2026 Yearly $18 $16 $16 $13 $2 25% 13% 11% 10% 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 Quarterly $64 $2 12% 2025 2026 Yearly $44.8 $44.2 $33.1 $43.0 2025 2026 Yearly $53 $57 $56 $57 $51 $41 $36 $29 29% 32% 31% 33% 33% 26% 22% 18% 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 Quarterly $45.2 $44.7 $45.0 $44.2 $43.5 $44.7 $44.4 $44.4 $31.9 $33.0 $33.8 $34.2 $43.0 1Q 25 2Q 25 3Q 25 4Q 25 1Q 26 2Q 26 3Q 26 4Q 26 Quarterly

0.17 0.53 0.53 0.53 0.53 0.53 0.7 0.7 0.53 0.52 0.51 0.17 0.53 0.53 0.53 0.53 0.53 0.7 0.7 0.53 0.52 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 Fleet safety statistics 21 Safety and Zero Harm onboard remain our key focus Total Recordable Case Frequency (TRCF): Work-related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work-related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average (MRA) LTIF 12 Month Rolling Average (MRA) Data as of 31st December 2024

Q1 2025E Q2 2025E Q3 2025E Q4 2025E 2025E 2026E Owned days 3,502 3,596 3,680 3,680 14,458 14,600 Time charter in days 575 499 460 393 1,927 49 Total calendar days 4,077 4,095 4,140 4,073 16,385 14,649 Offhire1 53 115 85 135 387 321 Total available days (Net of offhire) 4,024 3,980 4,055 3,938 15,998 14,328 Spot days (Net of offhire) 2,855 2,716 2,801 2,648 11,021 10,762 Time charter out days (Net of offhire) 1,169 1,264 1,254 1,290 4,977 3,566 % Spot days 71% 68% 69% 67% 69% 75% % TC days 29% 32% 31% 33% 31% 25% TCE rates Spot - - - - - - Time charter out $45,200 $44,700 $45,000 $44,200 $44,800 $44,200 VLGC TCE rate (Net of offhire) - - - - - Shipping segment charter portfolio 2025-2026 22 Time Charter Out contract coverage stands at 31% for 2025 (as of 14 February 2025) Notes: BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio Pool revenue distributed to participants and the associated days are excluded from the presentation 1. Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings

BW LPG India charter portfolio 2025-2026 23 Time Charter Out contract coverage stands at 87% for 2025 (as of 14 February 2025) 1. Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings Q1 2025E Q2 2025E Q3 2025E Q4 2025E 2025E 2026E Owned days 657 637 644 644 2,582 2,555 Time charter in days - - - - - - Total calendar days 657 637 644 644 2,582 2,555 Offhire1 4 4 3 55 66 91 Total available days (Net of offhire) 653 633 641 589 2,516 2,464 Spot days (Net of offhire) 56 90 91 91 328 1,382 Time charter out days (Net of offhire) 597 543 550 498 2,188 1,082 % Spot days 9% 14% 14% 15% 13% 56% % TC days 91% 86% 86% 85% 87% 44% TCE rates Spot - - - - - - Time charter out $47,900 $48,200 $47,700 $47,900 $47,900 $45,100 VLGC TCE rate (Net of offhire) - - - - - -